
July 30, 2012

Via E-Mail
Mr. Thomas Steipp
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, CA 92688

>   **Re: Liquidmetal Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 18, 2012**
>   **File No. 333-182729**

Dear Mr. Steipp:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Liquidmetal Technologies, Inc. is registering 51,136,370 shares of common stock issuable upon conversion of senior convertible notes and 28,125,000 shares of common stock upon exercise of common stock purchase warrants, and that the aggregate number of shares of common stock being registered for resale is equal to approximately four times the outstanding shares of common stock held by non-affiliates. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, address these factors:

- The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder.

- The date on which and the circumstances under which each selling stockholder received its securities.

- The relationship of each selling stockholder to the company, including an analysis of whether the selling stockholder is an affiliate of the company.

- Any relationships among the selling stockholders.

- Whether any of the selling stockholders is in the business of buying and selling securities.

For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website. Note that we may have additional comments on your analysis and may request additional disclosures upon review of your response. Alternatively, please consider significantly reducing the number of shares that you are registering for resale.

Selling Stockholders, page 16

2. Note that:

- For any selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

- For any selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Undertakings, page II-4

3. Provide the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Mr. Thomas Steipp
Liquidmetal Technologies, Inc.
July 30, 2012
Page 4

Via E-Mail
Curt P. Creely, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, FL 33602